
RECEIVED
NOV 2007
160
WASH. D.C.
PROCESSING
SECTION



BB 1/16/08

SECURI 07000151 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/06** (MM/DD/YY) AND ENDING **09/30/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code . Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street	**Suite 1700**	**Tampa**	**Florida**	**33602**
(Address)		(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

1-17-08

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2007

SUMMARY OF CONTENTS

RAYMOND JAMES

November 14, 2007

Gentlemen:

We, the undersigned, officers of Raymond James Financial Services, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Financial Statements and supplementary schedules.

OATH OR AFFIRMATION

We, Richard G. Averitt III and Richard B. Franz II, officers of Raymond James Financial Services, Inc., affirm to the best of our knowledge and belief, that the accompanying financial statements and supporting schedules pertaining to the firm of Raymond James Financial Services, Inc., as of September 30, 2007, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Chairman

Principal Financial Officer

State of Florida
County of Pinellas

Before me personally appeared Richard G. Averitt III and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Richard G. Averitt III and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 14th day of November, A.D., 2007.

Notary Public
State of Florida at Large

KAREN B. WACHTEL
Notary Public, State of Florida
My comm. exp. Feb. 21, 2009
Comm. No. DD 398540

My commission expires:

Raymond James Financial Services, Inc.
Member NASD/SIPC
880 Carillon Parkway • St. Petersburg, FL 33716
727-567-3020 • 800-237-8691 Ext. 73020 • 727-567-8765 Fax

Statement of Financial Condition

September 30, 2007

RAYMOND JAMES®
FINANCIAL SERVICES, INC.
Member NASD/SIPC

International Headquarters:
The Raymond James Financial Center
880 Carillon Parkway, St. Petersburg, FL 33716
727-567-1000 • www.RaymondJames.com
Committed to your financial future.
A wholly-owned subsidiary of Raymond James Financial, Inc. (NYSE-RJF)

Raymond James Financial Services, Inc.

(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

(in thousands, except share and par amounts)

SEPTEMBER 30, 2007

ASSETS

Cash and cash equivalents	$ 100,176
Receivables from affiliates	52,923
Other receivables, net of allowance of $3,217	7,574
Deferred income taxes, net	17,531
Property and equipment, less accumulated depreciation of $2,069	402
Prepaid expenses and other assets	630
	$ 179,236

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued compensation, commissions and benefits	$ 60,013
Income taxes payable	20,907
Payables to affiliates	1,445
Accrued expenses and other liabilities	14,683
	97,048
Commitments and contingencies (Note 7)	
Stockholder's equity:	
Common stock - $1 par value, authorized 5,000 shares, issued and outstanding 5,000 shares	5
Additional paid-in capital	27,021
Retained earnings	55,162
	82,188
	$ 179,236

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Raymond James Financial Services, Inc. (the "Company") is a Florida corporation and is a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Parent"). The Company, a broker-dealer registered with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company provides a comprehensive range of investments and services to its retail customers, including asset management, estate planning, retirement planning and cash management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

The Company conforms to its Parent's fiscal year end on September 30th. The statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles, the more significant of which are summarized below.

Securities transactions

The Company clears all securities transactions on a "fully-disclosed" basis through Raymond James & Associates, Inc. ("RJA"), a wholly-owned broker-dealer subsidiary of RJF. Under the clearing arrangement, RJA confirms securities trades, processes securities movements and records transactions for clients in its accounts.

Cash and cash equivalents

The Company considers short-term investments with an initial maturity of three months or less to be cash equivalents.

Receivables and allowance for doubtful accounts

The Company makes loans or pays advances to Financial Advisors of the Company, who are independent contractors. These loans and advances are included in Other receivables in the amount of $9,791,000 less an allowance for doubtful accounts of $3,217,000. The Company provides for an allowance for doubtful accounts based on an evaluation of the Company's ability to collect such receivables. The Company's ongoing evaluation includes the review of specific accounts of Financial Advisors no longer associated with the Company and the Company's historical collection experience. When the review of these accounts indicates that any further collection activity is highly unlikely, the loans are written off and the corresponding allowance for doubtful accounts is reversed.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight line method for financial reporting purposes over the estimated useful lives of the assets, which range from two to seven years for software and two to five years for furniture, fixtures and equipment.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized.

Income taxes

The results of operations of the Company are included in the consolidated income tax returns of RJF. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities.

The fiscal 2007 provision for income taxes was calculated on a separate company basis, and deferred tax assets and liabilities have been recorded by the Company.

In July 2006, the Financial Accounting Standards Board issued FIN 48, "Accounting for Uncertainty in Income Taxes," which establishes the criteria that an individual tax position must meet for the tax benefits of that position to be recognized. FIN 48 uses a two-step process to determine the amount of a tax benefit from an uncertain position to be recognized if it is more likely than not to be sustained upon examination by taxing authorities. The amount of the benefit is then measured to be the largest tax benefit that has greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The Company will be required to adopt FIN 48 as of October 1, 2007. The Company expects that the effect of adopting FIN 48 will not result in a material adjustment to fiscal 2008 opening retained earnings.

Stock and stock option plan

Selected employees participate in various RJF incentive stock option and restricted stock plans which provide for the issuance of RJF common stock. The Financial Advisors of the Company, who are independent contractors, participate in two non-qualified stock option plans and a restricted stock plan. Compensation expense for stock-based grants to the Company's independent contractor Financial Advisors is calculated in accordance with the fair value provisions of SFAS No. 123(R), "Share-Based Payment" pronouncement and Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." In accordance with this guidance, these grants are measured at their vesting date fair value and their fair value estimated at reporting dates prior to that time. The compensation expense recognized each period is based on the most recent estimated value. Further, in accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," the Company classifies these non-employee awards as liabilities at fair value upon vesting, with changes in fair value reported in earnings until these awards are exercised or forfeited. Stock-based compensation amounts are allocated by RJF to the Company.

Commitments and contingencies

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount, no less than the minimum of the range of probable loss.

Use of estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from client transactions. At September 30, 2007, the Company's net capital was $70,583,000. The Company had no aggregate debit items and therefore the minimum net capital of $250,000 is applied, resulting in excess net capital of $70,333,000.

NOTE 4 - RELATED PARTY TRANSACTIONS:

Pursuant to formal clearing agreements, RJA clears trades for the Company. RJA confirms securities trades, processes securities movements, records transactions with clients in its accounts and collects commissions and fees on behalf of the Company. RJA retains a portion of such commissions and fees as a clearing fee for its services.

The Company participates with its Parent and affiliates in certain expense sharing agreements. The Consolidated Statement of Financial Condition reflects amounts receivable, primarily for fees and sales commissions receivable; and amounts payable for these related party transactions.

Receivables from affiliates of $52,923,000 at September 30, 2007, primarily for fees and sales commissions receivable and payable to its Parent and affiliates of $1,445,000 at September 30, 2007 reflect amounts receivable and payable for these related party transactions.

NOTE 5 - BENEFIT PLANS:

The Company participates in various qualified and non-qualified savings, incentive and stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on cost per employee. The qualified plans include 401(k), incentive stock options, employee stock purchase, profit sharing and employee stock ownership plans. The 401(k) plan provides for the Company to match 100% of the first $500 of compensation and 50% of the next $500 of compensation deferred by each participant annually. As approved by the RJF Board of Directors, the incentive stock option plans grant options on RJF stock to key management employees. The employee stock purchase plan allows employees to purchase shares of RJF common stock on four specified dates throughout the year at a 15% discount from market value, subject to certain limitations. The profit sharing plan and employee stock

ownership plan provide certain death or retirement benefits for employees who meet certain service requirements. The profit sharing plan and employee stock ownership plan benefits become fully vested after seven years of qualified service. As of October 1, 2007, such benefits become fully vested after six years of qualified service. Non-qualified plans, available only to select employees, include deferred long-term incentive compensation, restricted stock, stock bonus, stock options and employee investment funds.

The Financial Advisors of the Company, who are independent contractors, are not eligible to participate in any employee plans discussed above but are eligible to participate in two non-qualified stock option plans, a restricted stock plan and a deferred bonus plan in which awards are based on sales production and/or asset levels.

NOTE 6 - FEDERAL AND STATE INCOME TAXES:

Deferred income taxes as of September 30, 2007 reflect the impact of temporary differences between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to deferred tax assets and liabilities, which are summarized below:

Deferred tax assets:	
Accrued expenses	$ 7,531
Deferred compensation	9,816
Capital expenditures	1,039
Total deferred tax assets	18,386
Deferred tax liabilities:	
Other	(213)
Capital expenditures	(642)
Total deferred tax liabilities	(855)
Net deferred tax assets	$ 17,531

The Company has recorded a deferred tax asset at September 30, 2007. No valuation allowance as defined by SFAS No. 109 is required at September 30, 2007. Management believes that a valuation allowance is not necessary because it is more likely than not the deferred tax asset is realizable.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

As a result of the extensive regulation of the securities industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

The Company is a defendant or co-defendant in various lawsuits and arbitrations incidental to its securities business. The Company is contesting the allegations of the complaints in these cases and believes that there are meritorious defenses in each of these lawsuits. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of the Company's management, based on current available information, review with outside legal counsel, and consideration of amounts provided for with respect to these matters in the Company's financial statements, the ultimate resolution of these matters will not result in a material adverse effect on the financial position or results of operations of the Company.


KPMG

Independent Auditors' Report

The Board of Directors
Raymond James Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Raymond James Financial Services, Inc. (a wholly-owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 30, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James Financial Services, Inc. as of September 30, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 14, 2007
Certified Public Accountants



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) and CFTC Regulation 1.16

The Board of Directors
Raymond James Financial Services, Inc.:

In planning and performing our audit of the financial statements of Raymond James Financial Services, Inc. (a wholly-owned subsidiary of Raymond James Financial, Inc.) (the Company), as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; and

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1) The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

Since the Company does not carry commodities accounts for customers, we did not review the practices and procedures followed by the Company in any of the following:

2) Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

3) Performing the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 14, 2007
Certified Public Accountants


END